UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

CopyTele Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

217721 10 9
(CUSIP Number)

November 2, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 217721 10 9	13G	Page 2 of 2 Pages

1	NAMES OF REPORTING PERSONS Mars Overseas Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,000,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,000,000 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6% (2)
12	TYPE OF REPORTING PERSON CO

(1)
The Reporting Person is a joint venture controlled by six entities. The governing documents of the Reporting Person require majority voting of the six entities that are party to the joint venture with respect to the shares subject to this Schedule 13G. Four of these six entities are controlled by members of the Dhoot family, which include Messrs. Venugopal N. Dhoot, Rajkumar N. Dhoot and Pradipkumar N. Dhoot. The remaining two entities are publicly traded corporations outside of the United States, of which the above-mentioned members of the Dhoot family hold a significant percentage, although less than 50% of such publicly traded companies. Messrs. Venugopal N. Dhoot, Rajkumar N. Dhoot and Pradipkumar N. Dhoot all disclaim beneficial ownership in the shares held by the Reporting Person except to the extent of their pecuniary interest, and disclaim membership as a group.

(2)	Based on 146,710,451 shares of the Issuer's common stock outstanding as of March 12, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on March 17, 2010.

Explanatory Note

This Amendment No. 1 to the Schedule 13G filed by the Reporting Person on November 11, 2007 is being filed solely to disclose the names of the natural persons who may be deemed to have beneficial ownership of the shares subject to this Schedule 13G.

Item 1(a).	Name of Issuer:

CopyTele Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

900 Whitman Road, Melville, NY 11747

Item 2(a).	Name of Person Filing:

Mars Overseas Limited (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

P.O. Box 309 , GI Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands

Item 2(c).	Citizenship:

Cayman Islands

Item 2(d).	Title of Class of Securities:

This statement on Schedule 13G is being filed with respect to Common Stock, par value $0.01 per share (the “Common Stock”), of the Issuer.

Item 2(e).	CUSIP Number:

217721 10 9

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount Beneficially owned: 20,000,000 shares of Common Stock of the Issuer.

(b) Percent of Class: 13.6%.

The information provided under this Item 4 is based on 146,710,451 shares of Common Stock represented by the Issuer to be issued and outstanding as of March 12, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 17, 2010.

(c) Number of shares as to which such Reporting Person has:

(i)	sole power to vote or to direct the vote: 20,000,000

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 20,000,000

(iv)	shared power to dispose or to direct the disposition of: 0

The Reporting Person is a joint venture controlled by six entities. The governing documents of the Reporting Person require majority voting of the six entities that are party to the joint venture with respect to the shares subject to this Schedule 13G. Four of these six entities are controlled by members of the Dhoot family, which include Messrs. Venugopal N. Dhoot, Rajkumar N. Dhoot and Pradipkumar N. Dhoot. The remaining two entities are publicly traded corporations outside of the United States, of which the above-mentioned members of the Dhoot family hold a significant percentage, although less than 50% of such publicly traded companies. Messrs. Venugopal N. Dhoot, Rajkumar N. Dhoot and Pradipkumar N. Dhoot all disclaim beneficial ownership in the shares held by the Reporting Person except to the extent of their pecuniary interest, and disclaim membership as a group.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
   Holding Company

Not Applicable

Item 8.  Identification and Classification of Members of the Group

Not Applicable

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2010 (Date)

Mars Overseas Limited

/s/ Venugopal N. Dhoot
By: Venugopal N. Dhoot
Title: Director